UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 Piso 8

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

ITEM

1.	Interim Condensed Consolidated Financial Statements and Explanatory Notes for the three-month periods ended March 31, 2026 and 2025.

Item 1

GEOPARK LIMITED

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

AND EXPLANATORY NOTES

For the three-month periods ended March 31, 2026 and 2025

GEOPARK LIMITED

March 31, 2026

CONTENTS

Page

3	Condensed Consolidated Statement of Income
4	Condensed Consolidated Statement of Comprehensive Income
5	Condensed Consolidated Statement of Financial Position
6	Condensed Consolidated Statement of Changes in Equity
7	Condensed Consolidated Statement of Cash Flow
8	Explanatory Notes to the Interim Condensed Consolidated Financial Statements

GEOPARK LIMITED

March 31, 2026

CONDENSED CONSOLIDATED STATEMENT OF INCOME

		Three-month	Three-month
		period ended	period ended
		March 31, 2026	March 31, 2025
Amounts in US$ ´000	Note	(Unaudited)	(Unaudited)
REVENUE	3	128,373	137,349
Production and operating costs	5	(37,651)	(35,437)
Geological and geophysical expenses	6	(2,772)	(2,453)
Administrative expenses	7	(7,834)	(9,056)
Selling expenses	8	(8,760)	(2,168)
Depreciation		(25,987)	(32,045)
Write-off of unsuccessful exploration efforts	11	(1,747)	(5,883)
Other income (expenses), net (a)		14,390	109
OPERATING PROFIT		58,012	50,416
Financial expenses	9	(17,513)	(24,836)
Financial income	9	1,544	3,224
Foreign exchange loss	9	(545)	(3,288)
PROFIT BEFORE INCOME TAX		41,498	25,516
Income tax expense	10	(21,315)	(12,447)
PROFIT FOR THE PERIOD		20,183	13,069
Earnings per share (in US$). Basic		0.36	0.25
Earnings per share (in US$). Diluted		0.36	0.25
(a)	In 2026, it includes (i) a US$ 25,000,000 break-up fee received from the unconsummated acquisition of Frontera Energy’s E&P assets (see Note 19), (ii) related transactions costs incurred in connection with such unconsummated acquisition, (iii) other non-recurring costs associated with corporate transactions, including the strategic equity investment by Grupo Gilinski (see Note 13), and (iv) a temporary net worth tax applicable to legal entities in Colombia for the 2026 tax year.

The above condensed consolidated statement of income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

March 31, 2026

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Three-month	Three-month
	period ended	period ended
	March 31, 2026	March 31, 2025
Amounts in US$ ´000	(Unaudited)	(Unaudited)
Profit for the period	20,183	13,069
Other comprehensive (loss) income
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	168	19
(Loss) Profit on cash flow hedges (a)	(141,522)	802
Income tax benefit (expense) relating to cash flow hedges	61,467	(498)
Other comprehensive (loss) profit for the period	(79,887)	323
Total comprehensive (loss) profit for the period	(59,704)	13,392

(a)	Unrealized result on commodity risk management contracts designated as cash flow hedges. See Note 4.

The above condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

March 31, 2026

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	At March 31,	Year ended
		2026	December 31,
Amounts in US$ ´000		(Unaudited)	2025
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	11	768,699	775,686
Right-of-use assets		19,990	20,496
Prepayments and other receivables	12	4,084	3,990
Other financial assets		13	12
Deferred income tax asset		20,653	20,579
TOTAL NON CURRENT ASSETS		813,439	820,763
CURRENT ASSETS
Inventories		14,496	12,379
Trade receivables		69,434	39,095
Prepayments and other receivables	12	36,832	42,394
Derivative financial instrument assets	17	—	25,498
Other financial assets		—	—
Cash and cash equivalents		274,895	100,318
TOTAL CURRENT ASSETS		395,657	219,684
TOTAL ASSETS		1,209,096	1,040,447
EQUITY
Equity attributable to owners of the Company
Share capital	13	65	52
Share premium		187,854	79,716
Translation reserve		(11,438)	(11,606)
Other reserves		(52,411)	27,644
Retained earnings		168,460	149,991
TOTAL EQUITY		292,530	245,797
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	14	441,387	535,080
Lease liabilities		20,256	18,889
Provisions and other long-term liabilities	15	24,727	24,630
Derivative financial instrument liabilities	17	13,357	—
Deferred income tax liability		21,282	78,821
TOTAL NON CURRENT LIABILITIES		521,009	657,420
CURRENT LIABILITIES
Borrowings	14	166,576	18,467
Lease liabilities		5,089	7,106
Derivative financial instrument liabilities	17	116,759	620
Current income tax liabilities		1,952	—
Trade and other payables	16	105,181	111,037
TOTAL CURRENT LIABILITIES		395,557	137,230
TOTAL LIABILITIES		916,566	794,650
TOTAL EQUITY AND LIABILITIES		1,209,096	1,040,447

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

March 31, 2026

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
	Share	Share	Translation	Other	Retained
Amount in US$ ´000	Capital	Premium	Reserve	Reserve	earnings	Total
Equity at January 1, 2025	51	73,750	(11,590)	15,053	126,027	203,291
Comprehensive income:
Profit for the three-month period	—	—	—	—	13,069	13,069
Other comprehensive profit for the period	—	—	19	304	—	323
Total comprehensive profit for the period ended March 31, 2025	—	—	19	304	13,069	13,392
Transactions with owners:
Share-based payment	—	751	—	—	782	1,533
Cash distribution	—	—	—	—	(7,525)	(7,525)
Total transactions with owners for the period ended March 31, 2025	—	751	—	—	(6,743)	(5,992)
Balance at March 31, 2025 (Unaudited)	51	74,501	(11,571)	15,357	132,353	210,691

Equity at January 1, 2026	52	79,716	(11,606)	27,644	149,991	245,797
Comprehensive income:
Profit for the three-month period	—	—	—	—	20,183	20,183
Other comprehensive profit (loss) for the period	—	—	168	(80,055)	—	(79,887)
Total comprehensive profit (loss) for the period ended March 31, 2026	—	—	168	(80,055)	20,183	(59,704)
Transactions with owners:
Issue of share capital (Note 13)	13	106,987	—	—	—	107,000
Share-based payment	—	1,151	—	—	223	1,374
Cash distribution	—	—	—	—	(1,937)	(1,937)
Total transactions with owners for the period ended March 31, 2026	13	108,138	—	—	(1,714)	106,437
Balance at March 31, 2026 (Unaudited)	65	187,854	(11,438)	(52,411)	168,460	292,530

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

March 31, 2026

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

	Three-month	Three-month
	period ended	period ended
	March 31, 2026	March 31, 2025
Amounts in US$ ´000	(Unaudited)	(Unaudited)
Operating activities
Profit for the period	20,183	13,069
Adjustments for:
Income tax expense	21,315	12,447
Depreciation	25,987	32,045
Loss on disposal of property, plant and equipment	14	29
Write-off of unsuccessful exploration efforts	1,747	5,883
Borrowings cancellation costs	—	6,240
Amortization of other long-term liabilities	—	(23)
Accrual of borrowing interests	12,095	11,767
Unwinding of long-term liabilities	1,099	1,449
Accrual of share-based payment	1,374	1,533
Foreign exchange loss	702	3,288
Income tax paid (a)	(348)	(4,880)
Change in working capital (b)	(34,188)	(161,610)
Cash flows from (used in) operating activities - net	49,980	(78,763)
Investing activities
Purchase of property, plant and equipment	(21,997)	(22,614)
Proceeds from divestment of long-term assets (c)	—	15,939
Cash flows used in investing activities - net	(21,997)	(6,675)
Financing activities
Proceeds from issuance of shares (Note 13)	107,000	—
Proceeds from borrowings	65,000	550,000
Debt issuance costs paid	—	(5,034)
Principal paid	—	(405,333)
Interest paid	(22,265)	(14,555)
Lease payments	(1,267)	(1,489)
Cash distribution	(1,937)	(7,525)
Cash flows from financing activities - net	146,531	116,064
Net increase in cash and cash equivalents	174,514	30,626
Cash and cash equivalents at January 1	100,318	276,750
Currency translation differences	63	617
Cash and cash equivalents at the end of the period	274,895	307,993
Ending Cash and cash equivalents are specified as follows:
Cash at bank and bank deposits	274,893	307,981
Cash in hand	2	12
Cash and cash equivalents	274,895	307,993

(a)	Includes self-withholding taxes of US$ 348,000 and US$ 4,880,000 during the three-month periods ended March 31, 2026 and 2025, respectively.
(b)	Includes withholding taxes from clients of US$ 3,437,000 and US$ 4,536,000 during the three-month periods ended March 31, 2026 and 2025, respectively. In 2025, it also included a partial repayment of an advance payment drawn from the offtake and prepayment agreement with Vitol of US$ 132,769,000 (see Note 29.1 to the annual consolidated financial statements as of and for the year ended December 31, 2025).
(c)	In 2025, net cash received from the divestments of the Llanos 32 Block in Colombia and the Manati gas field in Brazil (see Note 34.4 and 34.2, respectively, to the annual consolidated financial statements as of and for the year ended December 31, 2025).

The above condensed consolidated statement of cash flow should be read in conjunction with the accompanying notes.

EXPLANATORY NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1

General information

GeoPark Limited (the “Company”) is a company incorporated under the laws of Bermuda. The registered office address is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (the “Group” or “GeoPark”) is the exploration, development and production for oil and gas reserves in Latin America.

These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on May 5, 2026.

Basis of Preparation

The interim condensed consolidated financial statements of GeoPark Limited are presented in accordance with IAS 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the annual consolidated financial statements as of and for the year ended December 31, 2025, which have been prepared in accordance with IFRS.

The interim condensed consolidated financial statements have been prepared in accordance with the accounting policies applied in the most recent annual consolidated financial statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. The amendments and interpretations detailed in the annual consolidated financial statements as of and for the year ended December 31, 2025, that apply for the first time in 2026, do not have an impact on the interim condensed consolidated financial statements of the Group.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Group are not subject to significant seasonal changes.

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these interim condensed consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as of and for the year ended December 31, 2025.

Financial risk management

The Group’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk concentration, funding and liquidity risk, interest risk and capital risk. The interim condensed consolidated financial statements do not include all the financial risk management information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2025.

Note 1 (Continued)

Financial risk management (Continued)

The Group is continually reviewing its exposure to the current market conditions and adjusting its capital expenditures program which remains flexible and quickly adaptable to different oil price scenarios. GeoPark also continues to add new oil hedges, increasing its price risk protection within the upcoming fifteen months.

As of March 31, 2026, the Group maintained a cash position of US$ 274,895,000, had access to up to US$ 310,000,000 of committed prepayment facilities with Vitol C.I. Colombia S.A.S. (“Vitol”), a US$ 100,000,000 senior unsecured credit agreement with Banco BTG Pactual S.A. and Banco Latinoamericano de Comercio Exterior S.A., and US$ 133,438,000 in uncommitted credit lines (including US$ 46,000,000 in Argentina). Additionally, GeoPark Argentina S.A., the Group’s Argentine subsidiary, has approval from the Argentine securities regulator to issue up to US$ 500,000,000 in debt securities and, in February 2026, entered into an unsecured committed credit facility with Banco Galicia y Buenos Aires S.A. for up to US$ 49,000,000.

Subsidiary undertakings

The following chart illustrates the main companies of the Group structure as of March 31, 2026:

GeoPark Limited (Bermuda)
100%
GeoPark (UK) Limited (United Kingdom)
0.2%
100%
GeoPark Colombia S.L.U. (Spain)
4.1%
99.9%
100%
100%
GeoPark Brasil Exploração e Produção de Petróleo e Gas Ltda. (Brazil)
GeoPark Colombia S.A.S. (Colombia)
GeoPark Americas S.A.S. (Colombia)
95.7%
100%
GeoPark Argentina S.A. (Argentina)
Amerisur Exploracion Colombia Limited (British Virgin Islands)
100%
Amerisur Exploracion Colombia Limitada Colombian Branch (Colombia)

Details of the subsidiaries and joint operations of the Group are set out in Note 19 to the annual consolidated financial statements as of and for the year ended December 31, 2025.

During the three-month period ended March 31, 2026, the following changes to the Group structure took place:

●	On February 13, 2026, ESBUENO XXI, S.L.U., a dormant company incorporated in Spain, was acquired in connection with the unconsummated acquisition of Frontera Energy’s E&P assets in Colombia (see Note 19). The company is wholly owned by GeoPark Colombia, S.L.U.

Note 2

Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the Chief Executive Officer, Chief Financial Officer, Chief Exploration and Development Officer, Chief Operating Officer and Chief People Officer. This committee reviews the Group’s internal reporting to assess performance and allocate resources. Management has determined the operating segments based on these reports. The committee considers the business from a geographic perspective.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit (loss) for the period (determined as if IFRS 16 Leases has not been adopted), before net finance results, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payment, unrealized result on commodity risk management contracts, geological and geophysical expenses allocated to capitalized projects, and other non-recurring events. Other information provided to the Executive Committee is measured in a manner consistent with that in the consolidated financial statements.

Three-month period ended March 31, 2026:

Amounts in US$ ´000	Total	Colombia	Argentina	Other (a)	Corporate
Revenue	128,373	120,393	7,980	—	—
Sale of crude oil	138,568	130,617	7,951	—	—
Sale of gas	29	—	29	—	—
Commodity risk management contracts designated as cash flow hedges	(10,224)	(10,224)	—	—	—
Production and operating costs	(37,651)	(32,969)	(4,682)	—	—
Royalties in cash	(2,690)	(1,669)	(1,021)	—	—
Economic rights in cash	(864)	(864)	—	—	—
Share-based payment	(85)	(68)	(17)	—	—
Operating costs	(34,012)	(30,368)	(3,644)	—	—
Depreciation	(25,987)	(23,582)	(2,405)	—	—
Adjusted EBITDA	71,282	72,446	1,188	(277)	(2,075)

(a)	Includes the Brazil and Ecuador segments. The divestments of working interests in the Manati gas field in Brazil and the Perico and Espejo Blocks in Ecuador were completed in December 2025 (see Notes 34.2 and 34.3, respectively, to the annual consolidated financial statements as of and for the year ended December 31, 2025).

Note 2 (Continued)

Segment information (Continued)

Three-month period ended March 31, 2025:

Amounts in US$ '000	Total	Colombia	Argentina	Other (a)	Corporate
Revenue	137,349	129,869	—	7,061	419
Sale of crude oil	137,145	130,084	—	7,061	—
Sale of purchased crude oil	419	—	—	—	419
Commodity risk management contracts designated as cash flow hedges	(215)	(215)	—	—	—
Production and operating costs	(35,437)	(31,471)	—	(3,649)	(317)
Royalties in cash	(1,191)	(1,191)	—	—	—
Economic rights in cash	(846)	(846)	—	—	—
Share-based payment	(158)	(132)	—	(26)	—
Operating costs	(33,242)	(29,302)	—	(3,623)	(317)
Depreciation	(32,045)	(29,692)	—	(2,353)	—
Adjusted EBITDA	87,944	88,389	(1,241)	1,906	(1,110)

Total Assets	Total	Colombia	Argentina	Other (a)	Corporate (b)
March 31, 2026	1,209,096	946,520	159,791	9,114	93,671
December 31, 2025	1,040,447	867,288	158,596	10,239	4,324
(a)	Includes the Brazil and Ecuador segments. The divestments of working interests in the Manati gas field in Brazil and the Perico and Espejo Blocks in Ecuador were completed in December 2025 (see Notes 34.2 and 34.3, respectively, to the annual consolidated financial statements as of and for the year ended December 31, 2025).
(b)	The increase in 2026 mainly relates to cash received from the equity investment by Grupo Gilinski (see Note 13).

A reconciliation of Adjusted EBITDA to Profit for the period is provided as follows:

	Three-month	Three-month
	period ended	period ended
	March 31, 2026	March 31, 2025
Adjusted EBITDA	71,282	87,944
Depreciation (a)	(25,987)	(32,045)
Write-off of unsuccessful exploration efforts	(1,747)	(5,883)
Share-based payment	(1,374)	(1,533)
Lease accounting - IFRS 16	1,267	1,489
Others (b)	14,571	444
Operating profit	58,012	50,416
Financial expenses	(17,513)	(24,836)
Financial income	1,544	3,224
Foreign exchange loss	(545)	(3,288)
Profit before income tax	41,498	25,516
Income tax expense	(21,315)	(12,447)
Profit for the period	20,183	13,069
(a)	Net of capitalized costs for oil stock included in Inventories.
(b)	Includes allocation to capitalized projects. In 2026, it also includes (i) a US$ 25,000,000 break-up fee received from the unconsummated acquisition of Frontera Energy’s E&P assets (see Note 19), (ii) related transactions costs incurred in connection with such unconsummated acquisition, (iii) other non-recurring costs associated with corporate transactions, including the strategic equity investment by Grupo Gilinski (see Note 13), and (iv) a temporary net worth tax applicable to legal entities in Colombia for the 2026 tax year.

Note 3

Revenue

	Three-month	Three-month
	period ended	period ended
Amounts in US$ ´000	March 31, 2026	March 31, 2025
Sale of crude oil	138,568	137,145
Sale of purchased crude oil	—	419
Sale of gas	29	—
Commodity risk management contracts designated as cash flow hedges (a)	(10,224)	(215)
	128,373	137,349
(a)	Realized result on commodity risk management contracts designated as cash flow hedges. See Note 4.

Note 4

Commodity risk management contracts

The Group has entered into derivative financial instruments to manage its exposure to oil price risk. These derivatives are zero-premium collars and zero-premium 3 ways (put spread plus call) and were placed with major financial institutions and commodity traders. The Group entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting, thus alleviating possible liquidity needs under the instruments and protecting the Group from potential non-performance risk by its counterparties.

The Group’s derivatives are designated and qualify as cash flow hedges. The effective portion of changes in the fair values of these derivative contracts are recognized under Other Reserves within Equity. The gains or losses relating to the ineffective portion, if any, are recognized immediately as gains or losses in the results of the periods in which they occur. The amount accumulated in Other Reserves is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss, and are included as part of the Revenue line item in the Condensed Consolidated Statement of Income (see Note 3).

The following table summarizes the Group’s production hedged during the three-month period ended March 31, 2026, and for the following periods as a consequence of the derivative contracts in force as of March 31, 2026:

			Volume	Average
Period	Reference	Type	bbl/d	price US$/bbl
January 1, 2026 - December 31, 2026	ICE BRENT	Zero Premium 3 Ways	5,000	50.00-65.00 Put 70.93 Call
January 1, 2026 - March 31, 2026	ICE BRENT	Zero Premium 3 Ways	7,000	50.00-65.00 Put 73.86 Call
January 1, 2026 - March 31, 2026	ICE BRENT	Zero Premium Collars	1,000	68.00 Put 77.40 Call
April 1, 2026 - June 30, 2026	ICE BRENT	Zero Premium 3 Ways	12,000	50.83-64.58 Put 73.78 Call
April 1, 2026 - June 30, 2026	ICE BRENT	Zero Premium Collars	2,000	67.00 Put 74.06 Call
July 1, 2026 - December 31, 2026	ICE BRENT	Zero Premium 3 Ways	2,000	50.00-65.00 Put 69.35 Call
July 1, 2026 - September 30, 2026	ICE BRENT	Zero Premium 3 Ways	13,000	51.15-64.77 Put 71.74 Call
October 1, 2026 - December 31, 2026	ICE BRENT	Zero Premium 3 Ways	18,000	51.11-64.28 Put 71.43 Call
January 1, 2027 - March 31, 2027	ICE BRENT	Zero Premium 3 Ways	18,000	51.50-65.00 Put 71.25 Call
April 1, 2027 - June 30, 2027	ICE BRENT	Zero Premium 3 Ways	15,000	50.80-65.00 Put 72.41 Call
July 1, 2027 - September 30, 2027	ICE BRENT	Zero Premium 3 Ways	5,000	50.00-65.80 Put 77.24 Call
October 1, 2027 - December 31, 2027	ICE BRENT	Zero Premium 3 Ways	5,000	50.00-65.80 Put 76.96 Call

As of March 31, 2026, the Group had a derivative liability of US$ 129,799,000 related to commodity risk management contracts (see Note 17). This balance includes US$ 10,454,000 of amounts realized in March and settled in cash in April 2026, with the remaining US$ 119,345,000 corresponding to the unrealized mark-

to-market valuation of outstanding positions as of period end, primarily driven by the increase in the forward oil price curve (see Note 20).

Note 5

Production and operating costs

	Three-month	Three-month
	period ended	period ended
Amounts in US$ ´000	March 31, 2026	March 31, 2025
Staff costs	5,170	3,375
Share-based payment	85	158
Royalties in cash	2,690	1,191
Economic rights in cash	864	846
Well and facilities maintenance	5,601	5,288
Operation and maintenance	4,007	1,432
Consumables	8,170	7,725
Equipment rental	2,289	1,843
Transportation costs	854	1,217
Field camp	1,104	1,246
Safety and insurance costs	913	671
Personnel transportation	789	623
Consultant fees	243	530
Gas plant costs	34	359
Non-operated blocks costs	4,440	5,791
Crude oil stock variation	(1,172)	1,954
Purchased crude oil	—	317
Other costs	1,570	871
	37,651	35,437

Note 6

Geological and geophysical expenses

	Three-month	Three-month
	period ended	period ended
Amounts in US$ ´000	March 31, 2026	March 31, 2025
Staff costs	1,999	1,871
Share-based payment	4	83
Allocation to capitalized project	(181)	(335)
Other services	950	834
	2,772	2,453

Note 7

Administrative expenses

	Three-month	Three-month
	period ended	period ended
Amounts in US$ ´000	March 31, 2026	March 31, 2025
Staff costs	6,631	6,564
Share-based payment	1,285	1,290
Consultant fees	1,428	1,360
Safety and insurance costs	544	775
Travel expenses	213	89
Non-operated blocks expenses	(47)	252
Director fees and allowance	118	100
Communication and IT costs	67	658
Allocation to joint operations	(2,413)	(2,559)
Other administrative expenses	8	527
	7,834	9,056

Note 8

Selling expenses

	Three-month	Three-month
	period ended	period ended
Amounts in US$ ´000	March 31, 2026	March 31, 2025
Staff costs	150	124
Share-based payment	—	2
Transportation (a)	7,599	1,050
Selling taxes and other	1,011	992
	8,760	2,168
(a)	The fluctuation in transportation costs is mainly attributed to deliveries at different sales points in the CPO-5 and Llanos 123 Blocks in Colombia, including the shift to export delivery locations under a new commercial arrangement with BP Products North America Inc. since August 2025. Sales at the wellhead incur no selling costs but yield lower revenue, while transportation expenses for sales to alternative or export delivery points are recognized as selling expenses.

Note 9

Financial results

	Three-month	Three-month
	period ended	period ended
Amounts in US$ ´000	March 31, 2026	March 31, 2025
Financial expenses
Bank charges and other financial costs (a)	(4,319)	(5,380)
Borrowings cancellation costs (b)	—	(6,240)
Interest and amortization of debt issue costs	(12,095)	(11,767)
Unwinding of long-term liabilities	(1,099)	(1,449)
	(17,513)	(24,836)
Financial income
Interest received	1,544	3,224
	1,544	3,224
Foreign exchange gains and losses
Foreign exchange loss	(385)	(4,589)
Realized result on currency risk management contracts (c)	157	—
Unrealized result on currency risk management contracts (c)	(317)	1,301
	(545)	(3,288)
Total financial results	(16,514)	(24,900)
(a)	During the three-month period ended March 31, 2026, includes withholding taxes associated with cross-border financing of US$ 1,835,000 (US$ 1,846,000 for the same period in 2025).
(b)	One-off non-cash charge resulting from the accelerated amortization of deferred issuance costs associated with the Notes due 2027 following their partial repurchase in January 2025.
(c)	In 2026, it relates to results from a cross-currency swap used to hedge foreign exchange exposure on a local debt with Citibank in Colombia (see Note 14).

Note 10

Income tax

The Group calculates income tax expense using the tax rate that would be applicable to the expected total annual earnings. The main components of income tax expense in the Condensed Consolidated Statement of Income are:

	Three-month	Three-month
	period ended	period ended
Amounts in US$ ´000	March 31, 2026	March 31, 2025
Current income tax expense	(17,459)	(27,984)
Deferred income tax (expense) benefit	(3,856)	15,537
	(21,315)	(12,447)

The Group’s consolidated effective tax rate was 51% and 49% for the three-month periods ended March 31, 2026 and 2025, respectively.

As of March 31, 2026 and 2025, the statutory income tax rate in Colombia was 35%, though a tax surcharge is also applicable, impacting companies engaged in the extraction of crude oil like GeoPark. The tax surcharge varies from zero to 15%, depending on different Brent oil prices. The Group currently estimates a tax surcharge of 10% for 2026, and therefore, the applicable statutory income tax rate in Colombia for 2026 would be 45%.

The Group’s consolidated effective tax rate of 51% for the three-month period ended March 31, 2026, which is higher than the applicable statutory income tax rate in Colombia, is mainly driven by the effect of the increase in the estimated tax surcharge in Colombia on deferred income taxes and non-deductible tax losses in non-taxable jurisdictions.

Note 11

Property, plant and equipment

			Furniture,				Exploration
			equipment	Production	Buildings		and
	Oil & gas		and	facilities and	and	Construction	evaluation
Amounts in US$ ´000	properties		vehicles	machinery	improvements	in progress	assets		Total
Cost at January 1, 2025	1,034,846		14,231	192,502	4,363	24,117	100,955		1,371,014
Additions	327	(a)	465	—	4	12,499	9,646		22,941
Write-offs	—		—	—	—	—	(5,883)	(b)	(5,883)
Transfers	15,014		—	11,501	—	(26,388)	(127)		—
Currency translation differences	3,023		38	253	7	20	8		3,349
Disposals	—		(538)	—	(94)	—	—		(632)
Divestment of long-term assets (c)	(69,699)		—	(8,148)	—	(329)	—		(78,176)
Cost at March 31, 2025	983,511		14,196	196,108	4,280	9,919	104,599		1,312,613

Cost at January 1, 2026	1,090,004		14,508	204,017	4,301	32,489	96,009		1,441,328
Additions	(257)	(a)	565	—	—	21,286	146		21,740
Write-offs	—		—	—	—	—	(1,747)	(d)	(1,747)
Transfers	10,227		—	7,670	—	(17,616)	(281)		—
Currency translation differences	—		—	—	—	—	13		13
Disposals	—		(98)	—	—	—	—		(98)
Cost at March 31, 2026	1,099,974		14,975	211,687	4,301	36,159	94,140		1,461,236

Depreciation and write-down at January 1, 2025	(529,718)		(11,809)	(85,759)	(3,237)	—	—		(630,523)
Depreciation	(26,598)		(386)	(3,363)	(63)	—	—		(30,410)
Currency translation differences	(2,665)		(37)	(235)	(7)	—	—		(2,944)
Disposals	—		509	—	94	—	—		603
Divestment of long-term assets (c)	52,523		—	7,498	—				60,021
Depreciation and write-down at March 31, 2025	(506,458)		(11,723)	(81,859)	(3,213)	—	—		(603,253)

Depreciation and write-down at January 1, 2026	(556,226)		(12,700)	(93,318)	(3,398)	—	—		(665,642)
Depreciation	(22,505)		(359)	(4,068)	(47)	—	—		(26,979)
Disposals	—		84	—	—	—	—		84
Depreciation and write-down at March 31, 2026	(578,731)		(12,975)	(97,386)	(3,445)	—	—		(692,537)

Carrying amount at March 31, 2025	477,053		2,473	114,249	1,067	9,919	104,599		709,360
Carrying amount at March 31, 2026	521,243		2,000	114,301	856	36,159	94,140		768,699
(a)	Corresponds to the effect of the change in the estimate of asset retirement obligations.
(b)	Corresponds to one exploration well drilled in the PUT-8 Block in Colombia.
(c)	Corresponds to the divestments of non-operated working interests in the Llanos 32 Block in Colombia and the Manati gas field in Brazil (see Note 34.4 and 34.2, respectively, to the annual consolidated financial statements as of and for the year ended December 31, 2025).
(d)	Corresponds to one exploration well drilled in the Llanos 104 Block in Colombia.

Note 12

Prepayments and other receivables

	At	Year ended
Amounts in US$ ´000	March 31, 2026	December 31, 2025
V.A.T.	2,195	2,264
Income tax payments in advance	4,039	13,153
Other prepaid taxes	1,280	965
To be recovered from co-venturers	12,765	14,610
Prepayments and other receivables	20,637	15,392
	40,916	46,384
Classified as follows:
Current	36,832	42,394
Non-current	4,084	3,990
	40,916	46,384

Note 13

Equity

Share capital

	At	Year ended
Issued share capital	March 31, 2026	December 31, 2025
Common stock (US$ ´000)	65	52
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	64,683,076	51,707,198
Total common shares in issue	64,683,076	51,707,198

Authorized share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares, par value US$ 0.001 per share. All of the Company’s issued and outstanding common shares are fully paid and nonassessable.

As of March 31, 2026, the Company held 11,248,937 (11,348,762 as of December 31, 2025) common shares in treasury, which had been repurchased under the share buyback programs. Treasury shares are recorded as a deduction from equity and are not entitled to vote or receive dividends. Accordingly, the number of shares outstanding used for earnings-per-share calculations excludes treasury shares. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of treasury shares.

Note 13 (Continued)

Equity (Continued)

Strategic equity investment by Grupo Gilinski

On March 5, 2026, GeoPark Limited entered into a share purchase agreement (the “SPA”) with Colden Investments S.A. (“Colden”), an affiliate of Jaime Gilinski, who leads Grupo Gilinski. Under the SPA, Colden invested US$ 107,000,000 to acquire 12,876,053 newly issued common shares of the Company at a price of US$ 8.31 per share. Following the closing of the transaction, Colden held approximately 20% of the Company’s outstanding common shares and became the Company’s largest shareholder.

Pursuant to the SPA, Colden is entitled to nominate two directors to the Company’s nine-member Board of Directors at that ownership level, subject to applicable corporate governance procedures and NYSE requirements. In addition, the SPA includes, among other provisions, an eighteen-month lock-up commitment, certain approval rights while maintaining a minimum 15% ownership stake, and ownership limitations requiring Board approval for increases above 32% during the first twelve months. Gabriel Gilinski was appointed to fill a vacancy on the Board.

During March 2026, Colden and Spaldy Investments Limited, both controlled by Jaime Gilinski, increased their ownership through open market purchases and, as of March 31, 2026, held approximately 25.8% of the Company’s outstanding common shares. In April 2026, their combined ownership further increased to approximately 28%. Under the SPA, upon reaching 28% or more of the Company’s outstanding common shares, Colden becomes entitled to nominate up to three directors to the Company’s nine-member Board, subject to customary corporate governance procedures, applicable law and NYSE requirements. If entitled to nominate three directors, at least one of the Colden nominees must qualify as an independent director under applicable standards.

Cash distributions

In February 2026, the Company’s Board of Directors declared cash dividends of US$ 0.03 per share which were paid on March 31, 2026.

Other reserves

GeoPark applies hedge accounting for the derivative financial instruments entered to manage its exposure to oil price risk. Consequently, the Group’s derivatives are designated and qualify as cash flow hedges and, therefore, the effective portion of changes in the fair values of these derivative contracts and the income tax relating to those results are recognized under Other Reserves within Equity. The amount accumulated in Other Reserves is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss. During the three-month period ended March 31, 2026, a realized loss of US$ 10,224,000 on commodity risk management contracts was reclassified to the Condensed Consolidated Statement of Income.

Note 14

Borrowings

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ ´000	March 31, 2026	December 31, 2025
Notes due 2030
Nominal amount	441,679	441,679
Unamortized debt issuance costs	(3,292)	(3,469)
Accrued interests	6,434	16,095
	444,821	454,305
Notes due 2027
Nominal amount	94,667	94,667
Unamortized debt issuance costs	(610)	(797)
Accrued interests	1,070	2,372
	95,127	96,242

Local debt in Colombia (a)	68,015	3,000

Total borrowings	607,963	553,547

Classified as follows:

Current	166,576	18,467
Non-Current	441,387	535,080
(a)	Includes local borrowings in Colombia as described below.

In December 2025, GeoPark Colombia S.A.S. executed a loan agreement with Bancolombia Panamá, S.A. for an amount of US$ 3,000,000 to finance sustainable capital requirements associated with the Orinoquia Regenera project in Colombia. The loan carries a variable interest rate of SOFR risk-free rate plus a margin of 1.8% per annum and matures on December 20, 2029. Principal is repayable semi-annually in equal installments following a grace period of two years, and interest is payable semi-annually on the outstanding balance.

In January 2026, GeoPark Colombia S.A.S. obtained two short-term loans from Bancolombia Panamá, S.A. totaling US$ 25,000,000 (US$ 17,000,000 and US$ 8,000,000) to fund the advance payment related to the unconsummated acquisition of Frontera Energy’s E&P assets in Colombia (see Note 19). The loans were disbursed on January 23, 2026. In February 2026, the terms of these loans were amended, and the loans were restructured to bear interest at a fixed annual rate of 5.06320% and to mature on February 3, 2027.

In February 2026, GeoPark Colombia S.A.S. obtained a short-term loan from Citibank Colombia S.A. for an aggregate principal amount of Colombian Pesos 145,280,000,000 (equivalent to US$ 40,000,000) to support liquidity and working capital requirements in Colombia following the advance payment related to the unconsummated acquisition of Frontera Energy’s E&P assets in Colombia (see Note 19). The loan was disbursed on February 6, 2026, bears interest at a floating rate of IBR (the Colombian interbank reference rate) plus 1.53% per annum, and matures on February 3, 2027. In connection with this borrowing, the Group entered into a cross-currency swap arrangement with Citibank N.A., New York to hedge the foreign exchange exposure associated with the loan and to secure the Colombian peso cash flows required to service principal and interest payments.

Note 15

Provisions and other long-term liabilities

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ ´000	March 31, 2026	December 31, 2025
Assets retirement obligation	13,406	13,397
Deferred income	626	611
Other	10,695	10,622
	24,727	24,630

Note 16

Trade and other payables

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ ´000	March 31, 2026	December 31, 2025
V.A.T.	796	3,683
Trade payables	71,836	80,649
Customer advance payments	12,477	2,182
Staff costs to be paid	7,707	14,177
Royalties to be paid	1,838	1,307
Taxes and other debts to be paid	10,358	8,331
To be paid to co-venturers	169	708
	105,181	111,037

Note 17

Fair value measurement of financial instruments

Fair value hierarchy

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value as of March 31, 2026, and December 31, 2025, on a recurring basis:

			At
Amounts in US$ ´000	Level 1	Level 2	March 31, 2026
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	129,799	129,799
Currency risk management contracts	—	317	317
Total Liabilities	—	130,116	130,116

			At
Amounts in US$ ´000	Level 1	Level 2	December 31, 2025
Assets
Derivative financial instrument assets
Commodity risk management contracts	—	25,474	25,474
Energy cost risk management contracts		24	24
Total Assets	—	25,498	25,498
Liabilities
Derivative financial instrument liabilities
Energy cost risk management contracts	—	620	620
Total Liabilities	—	620	620

Note 17 (continued)

Fair value measurement of financial instruments (continued)

Fair value hierarchy (continued)

There were no transfers between Level 2 and 3 during the period. The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as of March 31, 2026.

Fair values of other financial instruments (unrecognized)

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. For the majority of these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

Borrowings are comprised of fixed rate debt and are measured at their amortized cost. The Group estimates that the fair value of its financial liabilities is approximately 98% of its carrying amount, including interest accrued as of March 31, 2026. Fair value was calculated based on market price for the Notes and is within Level 1 of the fair value hierarchy.

Note 18

Capital commitments

Capital commitments are detailed in Note 32.2 to the annual consolidated financial statements as of December 31, 2025. No material updates have taken place during the three-month period ended March 31, 2026.

Note 19

Business transactions

Proposed acquisition of Frontera Energy’s Colombian E&P assets (not consummated)

On January 29, 2026, GeoPark entered into an agreement with Frontera Energy Corporation (“Frontera”) to acquire 100% of Frontera Petroleum International Holdings B.V. (“Frontera International”), which consisted exclusively of oil and gas exploration and production assets in Colombia. On February 2, 2026, GeoPark paid an initial deposit of US$ 75,000,000, with the remaining balance payable at closing, subject to regulatory approvals and customary closing conditions.

On March 5, 2026, Frontera announced that its board of directors had determined that a binding offer from Parex Resources Inc. to acquire the Frontera E&P Assets constituted a “Superior Proposal” under the arrangement agreement with GeoPark, and that the five-business-day matching period had commenced.

Following such notification and after evaluating its match right, on March 9, 2026, GeoPark announced its decision not to raise its offer. As a result, on March 11, 2026, GeoPark received a US$ 25,000,000 break-up fee, which was recognized as a gain within the ‘Other income (expenses), net’ line item in the Condensed Consolidated Statement of Income. On March 13, 2026, the escrow deposit of US$ 75,000,000 was returned together with accrued interest of US$ 258,000.

Note 20

Oil price volatility

In March 2026, oil prices experienced increased volatility, including a sharp rise in Brent crude oil prices, driven primarily by heightened geopolitical tensions in the Middle East and concerns regarding potential disruptions to global oil supply and transportation routes.

Brent crude oil prices increased from approximately US$ 60 per barrel as of December 31, 2025 to an average of approximately US$ 100 per barrel during March 2026, with most of the increase occurring during that month.

While higher oil prices have resulted in increased revenues, the overall financial effect on the Group has been partially offset by the combined impact of existing hedging arrangements and price-linked contractual and fiscal mechanisms. In particular, higher price environments have led to increased royalties, contractual mechanisms and tax surcharges, while realized prices have been partially capped by hedge ceilings. The extent to which these factors may continue to affect future results will depend on market conditions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe .
Name: Jaime Caballero Uribe
Title: Chief Financial Officer

Date: May 6, 2026